February 28, 2019

Eric S. Yuan
President and Chief Executive Officer
Zoom Video Communications, Inc.
55 Almaden Boulevard, 6th Floor
San Jose, California 95113

       Re: Zoom Video Communications, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 15, 2019
           CIK No. 0001585521

Dear Mr. Yuan:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless we note otherwise, our references to prior comments are to comments in our February 7, 2019 letter.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 4

1. You state that you define monthly recurring revenue (MRR) as recurring revenue for the last month of the period from applicable customers under contract with you for a recurring subscription. Please clarify whether monthly subscription customers are included in MRR and, if so, explain your basis for annualizing revenue derived from such customers.
2. We also note from your revised disclosure on page 77 that although customers can cancel their subscriptions at any time, any amounts owed under the contract term remain due and payable. If, for example, a customer with a three-year contract were to cancel their subscription in year one, please clarify for us whether they would be required to pay all
 Eric S. Yuan
FirstName LastNameEric S. Yuan
Zoom Video Communications, Inc.
Comapany NameZoom Video Communications, Inc.
February 28, 2019
February 28, 2019 Page 2
Page 2
FirstName LastName
         amounts due for years two and three. To the extent they can cancel without incurring such penalties, tell us how you determined that annualizing monthly revenue for cancellable contracts is an appropriate measure for analyzing your business. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
55

3. Your response to prior comment 1 states that your metric disclosing the percentage of customers that started with at least one free host in the past 12 months with more than a certain dollar amount of annual recurring revenue is intended to illustrate the impact of your free service model to drive future revenue. However, it remains unclear why providing this information for only a subset of your customer base is useful to investors.
         In this regard, it appears that disclosing the number of total free hosts and total paying customers would provide material insight, both historically and prospectively, into your ability to convert free hosts to paying customers. Please disclose this information or explain why you believe it is not material.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 57

4. Please provide the net dollar based expansion rate information for each period presented and include a discussion of any trends in this measure. Key Business Metrics, page 58

5. We note your revised disclosures in response to prior comment 7. To add context to these measures, please revise to disclose the percentage of revenue generated from both your customers with greater than 10 employees and customers with greater than $100,000 of annual recurring revenue for each period presented. If true, revise to clarify that the customers with greater than $100,000 of annual recurring revenue are also included in the customer count and total revenue of customers with greater than 10 employees. Lastly, explain further to us how the customer count information is used to measure your performance, identify trends, formulate financial projections and make strategic decisions and tell us whether there are any other measures used for such purpose.
6. Your response to prior comment 8 states that customers with greater than $100,000 annual recurring revenue accounted for 25% and 27% of total ARR as of the fiscal years ended
         January 31, 2017 and 2018, respectively. As it appears that your non-large enterprise customers comprise the majority of ARR, please tell us and revise to also disclose the total number non-large enterprise customers as of the end of each period presented in your financial statements and the percentage of revenue attributable to both your large enterprise and non-large enterprise customers for these same periods. If you believe the percentage of total ARR is a more appropriate measure, please explain the reasons for your belief in your response.
 Eric S. Yuan
Zoom Video Communications, Inc.
February 28, 2019
Page 3
Results of Operations
Revenue, page 61

7. We note your revised disclosures in response to prior comment 9. Please further revise to quantify the amount of revenue growth from new versus existing customers so that readers can assess the relative contribution of each of these factors.
Business
Our Customers, page 83

8. Your revised disclosure names certain of your customers and indicates that your current customer base spans numerous industries. While your disclosure appears to indicate that the named customers are representative of customers in a variety of industry categories, please revise to disclose whether these customers are representative of your overall customer base and to explain the criteria used to select these customers.
        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

FirstName LastNameEric S. Yuan                               Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameZoom Video Communications, Inc.
                                                             and Services
February 28, 2019 Page 3
cc:       Alex K. Kassai, Esq.
FirstName LastName